PRINCIPAL INVESTORS FUND, INC.
                                680 8[th] Street
                          Des Moines, Iowa 50392-0200

                                October 10, 2006

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Attn:  John C. Grzeskiewicz, Esq.

Division of Investment Management

100 F Street, N.E.

Washington, DC  20549

      Re:   Principal Investors Fund, Inc.

            CIK:  0000898745

            Withdrawal of Registration Statement on Form N-14

            File No. 333-137875

Dear Sirs:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Principal Investors Fund, Inc. (the "Fund") hereby requests withdrawal of its Registration Statement on Form N-14, which was filed with the Commission via EDGAR transmission on October 6, 2006 (Accession No. 0000898745-06-000142).

The registration statement was inadvertently filed in an incomplete format. The Fund has corrected the error and refiled the registration statement in proper form. The registration statement has not been declared effective and no securities have been sold pursuant to the registration statement.

Please contact me at 515-248-3842 if you have any questions or need any further information.



Very truly yours,



/s/ Michael D. Roughton

Michael D. Roughton

Counsel